Exhibit 99.3

Certification of CEO and CFO

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Northern Peru Copper Corp. (the “Registrant”) on Form 40-F for the year ended June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Marshall Koval, as Chief Executive Officer of the Registrant, and Sandra Lim, as Chief Financial Officer of the Registrant, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1)           The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

/s/ Marshall Koval
By:	Marshall Koval
Title:	Chief Executive Officer
September 18, 2007

/s/ Sandra Lim
By:	Sandra Lim
Title:	Chief Financial Officer
September 18, 2007

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for purposes of §18 of the Securities Exchange Act of 1934, as amended.